                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            ------------------------

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
         OF SMALL BUSINESS ISSUERS PURSUANT TO SECTION 12(b) OR 12(g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                     BULLET ENVIRONMENTAL TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
             (Exact Name of Registrant as Specified in Its Charter)


           DELAWARE                                                             98-0208402
----------------------------------                                    -------------------------------
(State or Other Jurisdiction of                                              (I.R.S. Employer
 Incorporation or Organization                                              Identification No.)

1177 WEST HASTINGS STREET, #1818, VANCOUVER BC, CANADA                            V6E 2K3
------------------------------------------------------                            -------
     (Address of Principal Executive Offices)                                    (Zip Code)


Registrant's telephone Number, including area code      (604) 602-1717
                                                    ------------------------

Securities to be registered pursuant to Section 12(b) of the Act:

                        Title of Each Class                                    Name of Each Exchange on Which
                        to be so Registered                                    Each Class is to be Registered
                        -------------------                                    ------------------------------

                  Common Stock, $0.0001 Par Value                                     OTC Bulletin Board
------------------------------------------------------------------            -----------------------------------


------------------------------------------------------------------            -----------------------------------


Securities to be registered pursuant to Section 12(g) of the Act:


--------------------------------------------------------------------------------
                                (Title of Class)


--------------------------------------------------------------------------------
                                (Title of Class)

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

ITEM 1.  DESCRIPTION OF BUSINESS

            (a)  DEVELOPMENT OF BUSINESS

            Bullet Environmental Technologies, Inc. (the "Company" or "Registrant") was originally incorporated under the laws of the State of Delaware on December 18, 1997 under the name of "Innovin Development Corporation." The Company merged with Innovin, Inc., a Colorado corporation effective March 5, 1998 with the Company as the surviving corporation. On March 5, 1998, the Company amended its Certificate of Incorporation to change its name to, "Anglo-Sierra Resources Corp." On March 15, 1999, the Company again amended its Certificate of Incorporation in order to, among other things, change its name to, "Bullet Environmental Technologies, Inc."

            (b) BUSINESS OF REGISTRANT

            Registrant is not presently engaged in any business, although it has entered into a non-binding letter of intent to acquire a company in the financial services business. Since its formation, Registrant has explored entering into various businesses but has not commenced operations in any business. The particular businesses explored are:

            - From December 18, 1997 until March 5, 1998, Registrant explored the possibility of developing and constructing wineries;

            - From March 5, 1998 through February 26, 1999, Registrant intended to develop mining properties. Two mining properties in British Columbia, Canada were acquired. However, operation of these properties never commenced and the Company disposed of the properties on February 26, 1999.

            - In March 1999, Registrant explored developing waste and sewage treatment systems. On March 25, 1999, it acquired a license to utilize certain potential waste treatment technology utilizing the trade name "Bullet". No significant operations were commenced and the license to use the Bullet technology has since been cancelled.

            - In May 1999, Registrant entered into a non-binding letter of intent to acquire a broker-dealer. That transaction was subsequently terminated.

            (c)  REPORTS TO SECURITIES HOLDERS

            Registrant does not currently file reports with the Securities and Exchange Commission ("SEC"). Registrant expects to prepare and provide annual reports to its security holders after registration hereunder.

            A copy of the materials filed by the Registrant with the SEC may be obtained and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at the site http://www.sec.gov.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF PLAN OF OPERATION

            (a) PLAN OF OPERATION. Registrant's plan of operation is to acquire a financial services company which currently offers a limited group of products and expand the operations to create a company providing diversified business services, including financial research, investment banking, money management, and securities brokerage. In marketing these services, Registrant intends to focus on emerging and high-growth companies. In this regard, Registrant has entered into a non-binding letter of intent with Somerset Financial Partners, Inc. ("Somerset"), the parent company of a wholly-owned registered broker-dealer and member of the NASD. The transaction with Somerset is subject to the parties agreement on final economic terms and definitive contracts, completion of due diligence, and regulatory approvals. If that transaction is not completed, Registrant intends to explore the acquisition of other financial services companies.

            Registrant anticipates that additional capital of $5,000,000 will be necessary to acquire Somerset and for operations during the twelve months following acquisition. Registrant plans to raise the necessary capital through a private placement of common stock.

            Registrant has no specific plans regarding sales of plant or significant equipment, or for significant changes in the number of employees.

ITEM 3.  DESCRIPTION OF PROPERTY

            Registrant has no material assets except for cash in the amount of $20,400. Registrant has no office facilities or real property holdings. Registrant currently rents office space in Vancouver, British Columbia.

ITEM 4.  SECURITY OWNERSHIP OF BENEFICIAL OWNERS

            (a) SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS. The following table provides information regarding record owners of at least five percent of the outstanding common stock of the Company. The Company is not aware of any persons who beneficially own five percent or more of its outstanding common stock:


                                                Number of Shares Owned
Title of Class          Name and Address          as of July 1, 1999                % of Class
--------------          ----------------          ------------------                ----------

  Common                Cede & Co.                        140,728                     6.54
                        Box 20
                        Bowling Green Station
                        New York, NY 10274

  Common                Affaires Financiales S.A.         200,000                     9.30
                        c/o Eugen Curti
                        Seestrasse 5 CH-8002
                        Zurich, Switzerland

            No options, warrants, or conversion rights exist which would provide the above shareholders, or any other persons, with beneficial ownership of the Company.

            (b) The Company's sole director and officer does not own any shares of the Company's common stock.

            (c) No arrangements presently exist which would result in a change in control of the Company.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS

            (a) The current sole director and officer of Registrant, who will serve until the Registrant's next annual meeting, or until his successors are elected or appointed and qualified, is as follows:

Name                    Age                     Yr. Elected             Office Held
----                    ---                     -----------             -----------
G.W. Norman Wareham     46                        1999                  President, Treasurer,
                                                                        and Secretary

G.W. Norman Wareham - Mr. Wareham was appointed the sole director of the Company on March 26, 1999. Mr. Wareham has served, or is currently serving, on the board of directors or as an officer for several companies including ZMAX Corporation, Aquaplan, British Brasses, Solar Energy, Viper Resources and WattMonitor. Mr. Wareham has been the president of Wareham Management Ltd. since May 1996. Mr. Wareham has been a director of two Canadian public companies, Anthian Resources and Orko Gold. From June 1995 to January 1996, Mr. Wareham was an accountant with the certified general accounting firm of Wanzel, Sigmund & Overes. From April 1993 to February 1995, Mr. Wareham served as President and Chief Executive Officer of Transatlantic Financial, a private investment banking company. From August 1986 to March 1993, Mr. Wareham was a proprietor of Wareham & Company, providing accounting and management consulting services.

            (b) Registrant has no other officers or employees.

            (c) Given that Registrant has only one director and officer, no family relationships between such positions exists.

            (d) No legal proceedings have been instituted in the previous five years against the sole director and officer of Registrant, Mr. G.W. Norman Wareham. Registrant has no knowledge of any legal proceedings against any predecessor director, officer, or promoter of Registrant.

ITEM 6.  EXECUTIVE COMPENSATION

            (a) GENERAL. The officers and directors of Registrant are paid based upon the fair market value of the services they provide to the Company, as authorized by its board of directors. No regular salary, bonus, stock option plan, stock appreciation rights, stock incentive plan, or other compensation or perquisites have been implemented by Registrant. Amounts paid to the officers and directors are further detailed in subsection (b) below.

            (b) SUMMARY COMPENSATION TABLE. The following table sets forth certain summary information concerning the compensation paid to the President and certain former directors for the fiscal year ended February 28, 1999.

                           SUMMARY COMPENSATION TABLE


                Name and Principal Position               Fiscal              Salary           Bonus       Other Compensation
                ---------------------------               ------              ------           -----       ------------------
                                                         Year Paid
                                                         ---------

G.W. Norman Wareham, President and Sole Director             N/A                0                0                  0

Tim Coupland, Former President and Director                  1999               0                0               $79,525*

Troy Adams, Former Director                                  1999               0                0                $4,930*

Rick Clemens, Former Director                                1999               0                0                $5,016*

            * These amounts represent management fees paid to the directors by the Registrant in consideration of services rendered by the directors.

            (c) OPTION/SAR GRANTS. Registrant has not granted any options or stock appreciation rights during the last fiscal year.

            (d) AGGREGATE OPTION/SAR EXERCISES. No stock options or stock appreciation rights have been exercised in the last fiscal year.

            (e) LONG TERM INCENTIVE PLAN AWARDS. No long term incentive plans have been awarded by Registrant.

            (f) COMPENSATION OF DIRECTORS. Registrant's directors are compensated based upon the fair market value of the services provided by such director to the Company, as approved by the board of directors from time to time. All compensation paid to the directors during the last fiscal year is detailed in subsection (b) above.

            (g) EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT. No employment contract has been entered between Registrant and its president and sole director, Mr. G.W. Norman Wareham. No compensation plan or arrangement exists which provide for compensation in the event of a termination or resignation of the Registrant's president.

            (h) REPORT ON REPRICING OF OPTIONS/SARs. No options or stock appreciation rights have been granted by Registrant.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

            On February 26, 1999, the Company entered into an Assignment and Assumption Agreement ("Assignment Agreement") with Mr. Tim Coupland. Mr. Coupland had served as a promoter of the Company, and at the time of the Assignment Agreement, was the president and a director of the Company. Pursuant to the Assignment Agreement, all of the assets of the Company, consisting primarily of two mining properties, were assigned to Mr. Coupland, and Mr. Coupland assumed all of the Company's liabilities and obligations as of January 31, 1999. The Assignment Agreement, and the transaction to which it referred, were ratified and approved by the written consent of a majority of the shareholders of the Company.

            The promoters of the Company were Mr. Tim Coupland and Mr. John Hromyk who provided services to Registrant in exchange for shares of the Registrant's stock.

ITEM 8.  LEGAL PROCEEDINGS

            There are no pending legal proceedings to which the Registrant, its director, or its officer are a party. The Registrant has no knowledge of any pending legal proceedings to which those parties owning 5% of the Registrant are a party. No legal proceedings are known to the Registrant to be contemplated, or threatened by or against it.

ITEM 9.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

            The Company's common stock is traded on the OTC Bulletin Board under the symbol, "BLLE". The approximate number of holders of the Company's common stock as of July 1, 1999 is 52. The approximate number of shares of the Company's common stock outstanding is 2,150,422.

            The following table sets forth for the periods indicated the high and low bid prices for the common stock as reported each quarterly period within the last two fiscal years on the OTC Bulletin Board. The prices are inter-dealer prices, do not include retail mark up, mark down or commission and may not necessarily represent actual transactions.

                              OTC BULLETIN BOARD

FISCAL QUARTER                                                                                     HIGH                    LOW
--------------                                                                                     ----                    ---

2/24/99**-2/28/99............................................................                    6 1/4                    3 1/8

3/1/99-5/30/99...............................................................                    7                          1/4

6/01/99-7/8/99...............................................................                    9 9/16                   5

           **Registrant's stock began trading on February 24, 1999.

            During the last two years, no dividends have been paid on the Company's stock and the Company does not anticipate paying any cash dividends in the foreseeable future. Although it is the Company's intention to utilize all available funds for the development of the Company's business, no restrictions are in place which would limit or restrict the ability of the Company to pay dividends.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES

            (a) Registrant has made the following sales of unregistered common stock since its organization on December 18, 1997. All denominations are in U.S. Dollars unless otherwise noted. The symbol "CDN" denotes Canadian Dollars.


Date
Of Issue      Title      Purchaser                      Shares Sold             Consideration                Currency    Exemption
---------------------------------------------------------------------------------------------------------------------------------
1/12/98       Common     Bona Vista West Ltd            60,000*                                $300                  Regulation D
---------------------------------------------------------------------------------------------------------------------------------
3/5/98        Common     Innovin, Inc. shareholders     43,511*        Shares of                                     Regulation D
                         pursuant to Articles                          Innovin, Inc.
                         of Merger
---------------------------------------------------------------------------------------------------------------------------------
                                                                       Mining property located in                    Regulation D
3/10/98       Common     Bert Lavalle                   12,000*        British Columbia, Canada
---------------------------------------------------------------------------------------------------------------------------------
10/1/98       Common     Natalie Thibeault              400*                                 $5,000         CDN      Regulation D
---------------------------------------------------------------------------------------------------------------------------------
10/1/98       Common     Chris Wesolowski               200*                                 $2,500         CDN      Regulation D
---------------------------------------------------------------------------------------------------------------------------------
10/1/98       Common     John Ferrier                   2,100*                              $26,250         CDN      Regulation D
---------------------------------------------------------------------------------------------------------------------------------
10/1/98       Common     Corrine Johnson                400*                                 $5,000         CDN      Regulation D
---------------------------------------------------------------------------------------------------------------------------------
10/1/98       Common     James Drangsbolt               200*                                 $2,500         CDN      Regulation D
---------------------------------------------------------------------------------------------------------------------------------
10/1/98       Common     Mae Chow                       200*                                 $2,500         CDN      Regulation D
---------------------------------------------------------------------------------------------------------------------------------
10/1/98       Common     Wail Ichtay                    200*                                 $2,500         CDN      Regulation D
---------------------------------------------------------------------------------------------------------------------------------
10/1/98       Common     Ryan Belchamber                200*                                 $2,500         CDN      Regulation D
---------------------------------------------------------------------------------------------------------------------------------
10/1/98       Common     Vance Belchamber               200*                                 $2,500         CDN      Regulation D
---------------------------------------------------------------------------------------------------------------------------------
10/28/98      Common     Troy Adams                     1,400*                              $17,500         CDN      Regulation D
---------------------------------------------------------------------------------------------------------------------------------
11/1/98       Common     Koos Dykstra                   1,000*                              $12,500         CDN      Regulation D
---------------------------------------------------------------------------------------------------------------------------------
11/1/98       Common     Chris Wesolowski               624*                                 $7,800         CDN      Regulation D
---------------------------------------------------------------------------------------------------------------------------------
11/1/98       Common     Sue Adams                      2,700*                              $33,750         CDN      Regulation D
---------------------------------------------------------------------------------------------------------------------------------
                                                                       Mining property located in                    Regulation D
11/24/98      Common     David Javorsky                 16,000*        British Columbia, Canada
---------------------------------------------------------------------------------------------------------------------------------
12/1/98       Common     Michael Gaber                  800*                                $10,000         CDN      Regulation D
---------------------------------------------------------------------------------------------------------------------------------
12/21/98      Common     Joe Vass                       800*                                $10,000         CDN      Regulation D
---------------------------------------------------------------------------------------------------------------------------------
12/21/98      Common     Mike Belchamber                800*                                $10,000         CDN      Regulation D
---------------------------------------------------------------------------------------------------------------------------------
12/21/98      Common     Ryan Belchamber                200*                                 $2,500         CDN      Regulation D
---------------------------------------------------------------------------------------------------------------------------------
12/21/98      Common     Vance Belchamber               200*                                 $2,500         CDN      Regulation D
---------------------------------------------------------------------------------------------------------------------------------
                         Landuction Consulting Ltd/Chet
12/21/98      Common     Gilmore                        200*                                 $2,500         CDN      Regulation D
---------------------------------------------------------------------------------------------------------------------------------
12/21/98      Common     Bud Patriquin                  240*                                 $3,000         CDN      Regulation D
---------------------------------------------------------------------------------------------------------------------------------
12/21/98      Common     David Novy                     600*                                 $7,500         CDN      Regulation D
---------------------------------------------------------------------------------------------------------------------------------
12/30/98      Common     David Boychuk                  400*                                 $5,000         CDN      Regulation D
---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
12/30/98      Common     John Martin                    400*                                 $5,000         CDN      Regulation D
---------------------------------------------------------------------------------------------------------------------------------
12/30/98      Common     Tamiko Foreman                 800*                                $10,000         CDN      Regulation D
---------------------------------------------------------------------------------------------------------------------------------
11/15/98      Common     Gordon Jangula                 500*                                 $6,250         CDN      Regulation D
---------------------------------------------------------------------------------------------------------------------------------
11/15/98      Common     Jeremy T. Brennan              500*                                 $6,250         CDN      Regulation D
---------------------------------------------------------------------------------------------------------------------------------
11/15/98      Common     Tamiko Foreman                 800*                                $10,000         CDN      Regulation D
---------------------------------------------------------------------------------------------------------------------------------
11/15/98      Common     Douglas Coupland               400*                                 $5,000         CDN      Regulation D
---------------------------------------------------------------------------------------------------------------------------------
11/15/98      Common     Ted Gaulton                    1,000*                              $12,500         CDN      Regulation D
---------------------------------------------------------------------------------------------------------------------------------
11/15/98      Common     John Vallier                   500*                                 $6,250         CDN      Regulation D
---------------------------------------------------------------------------------------------------------------------------------
3/25/99       Common     Century Capital               784,009**      Assignment of Century
                         Management Ltd                               Capital's  License in the                      Regulation D
                                                                      "Bullet" waste treatment
                                                                      technology
---------------------------------------------------------------------------------------------------------------------------------
3/26/99       Common     Affaires Financiers            200,000                             $10,000                  Regulation D
---------------------------------------------------------------------------------------------------------------------------------
3/26/99       Common     Holger Timm                    100,000                              $5,000                  Regulation D
---------------------------------------------------------------------------------------------------------------------------------
3/26/99       Common     Cesare Bette                   50,000                               $2,500                  Regulation D
---------------------------------------------------------------------------------------------------------------------------------
3/26/99       Common     Patrick Ramelet                100,000                              $5,000                  Regulation D
---------------------------------------------------------------------------------------------------------------------------------
3/26/99       Common     Euroswiss Securities           100,000                              $5,000                  Regulation D
---------------------------------------------------------------------------------------------------------------------------------
3/26/99       Common     Harpings Management            100,000                              $5,000                  Regulation D
---------------------------------------------------------------------------------------------------------------------------------
3/26/99       Common     Rahn & Bodmer                  100,000                              $5,000                  Regulation D
---------------------------------------------------------------------------------------------------------------------------------
3/26/99       Common     Value Invest Ltd.              100,000                              $5,000                  Regulation D
---------------------------------------------------------------------------------------------------------------------------------
3/26/99       Common     Lilydale Finance Inc.          100,000                              $5,000                  Regulation D
---------------------------------------------------------------------------------------------------------------------------------
3/26/99       Common     Noble Trading Ltd.             100,000                              $5,000                  Regulation D
---------------------------------------------------------------------------------------------------------------------------------
3/26/99       Common     Ecorum Limited                 100,000                              $5,000                  Regulation D
---------------------------------------------------------------------------------------------------------------------------------
3/26/99       Common     Fegu Finance Inc.              100,000                              $5,000                  Regulation D
---------------------------------------------------------------------------------------------------------------------------------
3/26/99       Common     Jean T. Nasraliah              50,000                               $2,500                  Regulation D
---------------------------------------------------------------------------------------------------------------------------------
3/26/99       Common     Alia Holdings                  100,000                              $5,000                  Regulation D
---------------------------------------------------------------------------------------------------------------------------------
3/26/99       Common     Cayman Island Securities       100,000                              $5,000                  Regulation D
---------------------------------------------------------------------------------------------------------------------------------
3/26/99       Common     Adana Finance Ltd.             100,000                              $5,000                  Regulation D
---------------------------------------------------------------------------------------------------------------------------------
3/26/99       Common     Arendal Investments            100,000                              $5,000                  Regulation D
---------------------------------------------------------------------------------------------------------------------------------
3/26/99       Common     Haliun Hongorzul               50,000                               $2,500                  Regulation D
---------------------------------------------------------------------------------------------------------------------------------
3/26/99       Common     MFC Merchant Bank              100,000                              $5,000                  Regulation D
---------------------------------------------------------------------------------------------------------------------------------
3/26/99       Common     Signature Financial            50,000                               $2,500                  Regulation D
                         Corporation
---------------------------------------------------------------------------------------------------------------------------------
3/26/99       Common     First Capital Invest Corp.     100,000                              $5,000                  Regulation D
---------------------------------------------------------------------------------------------------------------------------------

 *   Adjusted for 50:1 reverse stock split which occurred on March 15, 1999.

** These shares were subsequently returned to Registrant upon cancellation of the assignment of the "Bullet" technology.

ITEM 11.  DESCRIPTION OF SECURITIES

            Registrant is authorized by its Certificate of Incorporation to issue 30,000,000 shares of common stock, par value $0.0001 per share.

            All shares of stock, when issued, are to be fully paid and non-assessable. All shares of Registrant's common stock are entitled to one vote at any shareholders meeting or other authorized vote of the shareholders. All shares of Registrant's common stock are equal to one another with respect to dividends and liquidation rights. Holders of Registrant's common stock are entitled to receive such dividend amount or amounts as may be declared by the Board of Directors out of funds legally available for dividends, and upon liquidation, are entitled to participate pro-rata in a distribution of assets available for such distribution to shareholders. There are no conversion, pre-emptive, option, or subscription privileges with respect to any shares. Registrant's common stock does not have cumulative voting rights which means that the holder of more than 50% of the shares voting for the election of directors may elect all of the directors if they choose to do so.

            Reference is made to the Certificate of Incorporation, as amended, and the By-Laws of the Company as well as to the applicable statutes of the State of Delaware for additional details on the rights, privileges, and liabilities of holders of the Company's stock.

ITEM 12.  INDEMNIFICATION OF OFFICERS AND DIRECTORS

            The Company's Certificate of Incorporation limits the directors' liability to the Company, its stockholders, or other security holders of the Company for monetary damages resulting from any breach of fiduciary duty. This limitation of liability applies for all breaches of fiduciary duty unless such breach was due to a breach of the duty of the director's loyalty, acts or omissions not in good faith, certain acts specified by Delaware law, or a transaction for the director's personal benefit.

            The Certificate of Incorporation also provides for the indemnification of the directors and officers of the Company. Officers and directors of the Company are indemnified pursuant to the Certificate of Incorporation against personal liability resulting from any tort committed by an employee of the Company, unless the officer or director was personally involved in the injury, or unless such officer or director committed a criminal act. The Certificate of Incorporation further empowers the Company to indemnify its officers and directors to the fullest extent provided by law.

            Section 145 of the Delaware General Corporation Law allows Delaware corporations to indemnify their officers, directors, employees and agents and may effect the Registrant's officers and directors liability.

ITEM 13.  FINANCIAL STATEMENTS

            Registrant's financial statements, as indexed in Item 15 below, are attached to this registration statement and incorporated herein by reference.

ITEM 14.  CHANGES IN ACCOUNTING AND FINANCIAL DISCLOSURE

            Registrant did not have any disagreements on accounting or financial disclosures with its principal independent accountant during the previous two years.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS

            The following documents are attached hereto and incorporated herein by reference.

            A.          FINANCIAL STATEMENTS

                        F-1 Audited Financial Statements as of February 28, 1999, including audited balance sheet, and audited statements of income, cash flows, and changes in stockholders' equity.

                        F-2 Unaudited Financial Statements as of May 31, 1999, including unaudited balance sheet, and related statements of income and cash flows.

            B.          EXHIBITS

                        3(i)(a)     Certificate of Incorporation of Registrant.

                            (b) Amendment to Certificate of Incorporation dated February 20, 1998.

                            (c) Certificate of Amendment of Certificate of Incorporation dated March 15, 1998.

                        3(ii)       Bylaws of Registrant.


                            [Signature page follows.]

                                    SIGNATURE

            Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                           BULLET ENVIRONMENTAL TECHNOLOGIES, INC.,
                           A Delaware Corporation


Date July 20, 1999         By :             /s/
     -------------                  --------------------
                                    G.W. Norman Wareham,
                                    President

                          ANGLO-SIERRA RESOURCES CORP.
                         (AN EXPLORATION STAGE COMPANY)


                              FINANCIAL STATEMENTS
                      (EXPRESSED IN UNITED STATES DOLLARS)


                                FEBRUARY 28, 1999

                                     A Partnership of Incorporated Professionals

DAVIDSON & COMPANY______________Chartered Accountants___________________________



                          INDEPENDENT AUDITORS' REPORT



To the Shareholders and Board of Directors of Anglo-Sierra Resources Corp.
(An Exploration Stage Company)

We have audited the balance sheets of Anglo-Sierra Resources Corp. as at February 28, 1999 and 1998 and the statements of operations, changes in shareholders' equity and cash flows for the year ended February 28, 1999, the period from incorporation on December 18, 1997 to February 28, 1998 and cumulative amounts for the period from December 18, 1997 to February 28, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 1999 and 1998 and the results of its operations, changes in its shareholders' equity and cash flows for the year ended February 28, 1999, the period from incorporation on December 18, 1997 to February 28, 1998 and cumulative amounts for the period from December 18, 1997 to February 28, 1999 in accordance with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming that Anglo-Sierra Resources Corp. will continue as a going concern. As discussed in
Note 2 to the financial statements, unless the Company attains further profitable operations and/or obtains additional financing, there is substantial doubt about the Company's ability to continue as a going concern. Management's plans in regards to these matters are discussed in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                                            "DAVIDSON & COMPANY"


Vancouver, Canada                                          Chartered Accountants

March 30, 1999


                                       A Member of Accounting Group International
                                       ==========================================
 Suite 1200, Stock Exchange Tower, 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
                                      Telephone (604) 687-0947 Fax (604) 687-6172

ANGLO-SIERRA RESOURCES CORP.
(An Exploration Stage Company)
BALANCE SHEETS
(Expressed in United States Dollars)
AS AT FEBRUARY 28

================================================================================================================
                                                                                      1999               1998
----------------------------------------------------------------------------------------------------------------


ASSETS

CURRENT
     Cash and cash equivalents                                                  $          327    $            -

INCORPORATION COSTS (Note 5)                                                                 -             5,089

INVESTMENT                                                                                   -               175
                                                                                --------------    --------------

                                                                                $          327    $        5,264
================================================================================================================



LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT
  Accounts payable and accrued liabilities                                      $        1,658    $        1,405
  Due to related party (Note 7)                                                            328
                                                                                --------------    --------------

                                                                                         1,986             1,405
                                                                                --------------    --------------

SHAREHOLDERS' EQUITY
  Capital stock
     Authorized
      30,000,000  common shares, par value of $0.0001
       5,000,000  preference shares, par value of $0.0001
     Issued
       7,523,756  common shares (1998 - 5,175,556 common shares)                           752               518
  Additional paid-in capital                                                           310,547             4,967
  Deficit accumulated during the exploration stage                                    (312,958)           (1,626)
                                                                                --------------    --------------

                                                                                        (1,659)            3,859
                                                                                --------------    --------------

                                                                                $          327    $        5,264
================================================================================================================

HISTORY AND ORGANIZATION OF THE COMPANY (Note 1)
SUBSEQUENT EVENTS (10)


ON BEHALF OF THE BOARD:



              /s/                      Director
---------------------------------------

   The accompanying notes are an integral part of these financial statements.

ANGLO-SIERRA RESOURCES CORP.
(An Exploration Stage Company)
STATEMENTS OF OPERATIONS
(Expressed in United States Dollars)

=====================================================================================================
                                                         Cumulative
                                                               From
                                                      Incorporation                       Period From
                                                                 on                     Incorporation
                                                       December 18,                       on December
                                                            1997 to       Year Ended      18, 1997 to
                                                       February 28,     February 28,     February 28,
                                                               1999             1999             1998
-----------------------------------------------------------------------------------------------------


EXPENSES
     Amortization of incorporation costs             $        5,310   $        5,089   $          221
     Bank charges                                               146              146                -
     Consulting fees                                         14,616           14,616                -
     Foreign exchange gain                                   (3,260)          (3,260)               -
     Management fees                                         84,455           84,455                -
     Office and miscellaneous                                12,346           12,346                -
     Printing                                                 2,424            2,424                -
     Professional fees                                       18,948           17,543            1,405
     Transfer agent and registrar                            11,021           11,021                -
     Travel                                                   5,930            5,930                -
     Write-off of resource properties (Note 6)              160,847          160,847                -
                                                     --------------   --------------   --------------


LOSS BEFORE OTHER ITEMS                                    (312,783)        (311,157)          (1,626)
                                                     --------------   --------------   --------------


OTHER ITEMS
     Write-off of investments                                  (175)            (175)               -
                                                     --------------   --------------   --------------

                                                               (175)            (175)               -
                                                     --------------   --------------   --------------


LOSS FOR THE PERIOD                                  $     (312,958)  $     (311,332)  $       (1,626)
=====================================================================================================



LOSS PER SHARE                                                        $        (0.05)  $        (0.01)
=====================================================================================================








   The accompanying notes are an integral part of these financial statements.

ANGLO-SIERRA RESOURCES CORP.
(An Exploration Stage Company)
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Expressed in United States Dollars)
PERIOD FROM INCORPORATION ON DECEMBER 18, 1997 TO FEBRUARY 28, 1999

=========================================================================================================================
                                                                                                  Deficit
                                                                                              Accumulated
                                                 Number of                     Additional      During the
                                                    Common                        Paid-in     Exploration
                                                    Shares          Amount        Capital           Stage           Total
-------------------------------------------------------------------------------------------------------------------------


INCEPTION, DECEMBER 18, 1997                             -    $          -   $          -    $          -    $          -

Shares issued for cash                           3,000,100             500          4,810               -           5,310

Share exchange with Innovin Inc. (Note 4)        2,175,456              18            157               -             175

Loss for the period                                      -               -              -          (1,626)         (1,626)
                                              ------------    ------------   ------------    ------------    ------------

BALANCE AT FEBRUARY 28, 1998                     5,175,556             518          4,967          (1,626)          3,859

Shares issued for resource
     properties (Note 6)                         1,400,000             140        151,042               -         151,182

Shares issued for cash                             948,200              94        154,538               -         154,632

Loss for the period                                     -                -              -        (311,332)       (311,332)
                                              ------------    ------------   ------------    ------------    ------------

BALANCE AT FEBRUARY 28, 1999                     7,523,756    $        752   $    310,547    $   (312,958)   $     (1,659)
=========================================================================================================================








   The accompanying notes are an integral part of these financial statements.

ANGLO-SIERRA RESOURCES CORP.
(An Exploration Stage Company)
STATEMENTS OF CASH FLOWS
(Expressed in United States Dollars)

==============================================================================================================================
                                                                      Cumulative
                                                                            From
                                                                   Incorporation                                   Period From
                                                                              on                                 Incorporation
                                                                    December 18,                                   on December
                                                                         1997 to              Year Ended           18, 1997 to
                                                                    February 28,            February 28,          February 28,
                                                                            1999                    1999                  1998
------------------------------------------------------------------------------------------------------------------------------


CASH FLOWS FROM OPERATING ACTIVITIES
     Loss for the period                                          $     (312,958)          $    (311,332)        $      (1,626)
     Adjustments to reconcile loss to net cash
       used in operating activities:
         Amortization of incorporation costs                               5,310                   5,089                   221
         Write-off of resource properties                                160,847                 160,847                    -
         Write-off of investment                                             175                     175                    -

     Changes in other operating assets and liabilities
         Increase in accounts payable                                      1,658                     253                 1,405
         Increase in due to related party                                    328                     328                    -
                                                                  --------------           -------------         -------------

     Net cash used in operating activities                              (144,640)               (144,640)                   -
                                                                  --------------           -------------         -------------

CASH FLOWS FROM INVESTING ACTIVITIES
     Expenditures on incorporation costs                                  (5,310)                     -                 (5,310)
     Acquisition of resource property                                     (9,665)                 (9,665)                   -
                                                                  --------------           -------------         -------------

     Net cash used in investing activities                               (14,975)                 (9,665)               (5,310)
                                                                  --------------           -------------         -------------

CASH FLOWS FROM FINANCING ACTIVITY
     Issuance of capital stock for cash                                  159,942                 154,632                 5,310
                                                                  --------------           -------------         -------------


CHANGE IN CASH AND CASH EQUIVALENTS DURING THE PERIOD                        327                     327                    -


CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                                -                       -                     -
                                                                  --------------           -------------         -------------


CASH AND CASH EQUIVALENTS, END OF PERIOD                          $          327           $         327         $          -
==============================================================================================================================


CASH PAID DURING THE YEAR FOR:
     Interest expense                                             $           -            $          -          $          -
     Income taxes                                                             -                       -                     -
==============================================================================================================================

SUPPLEMENTAL DISCLOSURE FOR NON-CASH OPERATING, FINANCING AND INVESTING ACTIVITIES (Note 8)

   The accompanying notes are an integral part of these financial statements.

ANGLO-SIERRA RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in United States Dollars)
FEBRUARY 28, 1999

================================================================================

1.     HISTORY AND ORGANIZATION OF THE COMPANY

       The Company was incorporated in Delaware on December 18, 1997 and is in the exploration stage. On March 5, 1998, the Company changed its name from Innovin Development Corporation to Anglo-Sierra Resources Corp. Activities from incorporation to February 28, 1999 include organization of the Company and the raising of equity capital.

       These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to raise adequate financing and achieve profitable operations in the future.

2.     GOING CONCERN

       The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan to seek additional capital through a private placement.

================================================================================
                                                          1999           1998
--------------------------------------------------------------------------------

Deficit accumulated during the exploration stage       $ (312,958)     $ (1,626)
Working capital deficiency                                 (1,659)       (1,405)
================================================================================


3.     SIGNIFICANT ACCOUNTING POLICIES

       INCORPORATION COSTS

       Incorporation costs are carried at cost less accumulated amortization calculated over sixty months on a straight-line basis. During the current year, the Company charged to operations the remaining unamortized incorporation costs (Note 5).

       CASH AND CASH EQUIVALENTS

       Cash and cash equivalents include highly liquid investments with original maturities of three months or less. These are recorded at cost which approximates market.

       ESTIMATES

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ANGLO-SIERRA RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in United States Dollars)
FEBRUARY 28, 1999

================================================================================

3.     SIGNIFICANT ACCOUNTING POLICIES (cont'd.....)

       FINANCIAL INSTRUMENTS

       The Company's financial instruments consist of cash and cash equivalents, accounts payable and accrued liabilities, and due to related party. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

       FOREIGN CURRENCY TRANSLATION

       Transaction amounts denominated in foreign currencies are translated into United States currency at exchange rates prevailing at transactions dates. Carrying values of monetary assets and liabilities are adjusted at each balance sheet date to reflect the exchange rate at that date. Gains and losses from restatement of foreign currency monetary assets and liabilities are included in income.

       NEW ACCOUNTING STANDARDS

       In June 1998, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") which establishes accounting an reporting standards for derivative instruments and for hedging activities. SFAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The Company does not anticipate that the adoption of the statement will have a significant impact on its financial statements.

       RESOURCE PROPERTIES

       Exploration costs are charged to expense as incurred. After a project is determined by management to be commercially feasible, such costs are capitalized. Expenditures for mine development are capitalized until production reaches a commercial level. Prior to achieving commercial production, revenues relating to development ore, net of mining and processing costs associated with its production, are applied to mine development costs. Mine development costs incurred to access reserves on producing mines are also capitalized.

       Mining projects and properties are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Events or circumstances that may indicate that the carrying amount may not be recoverable include a significant decrease in current or forward commodity prices, a significant reduction in estimates of proven and probable reserves, and significant increases in operating costs, capital requirements or reclamation costs. If estimated future cash flows expected to result from the use of the mining project or property and its eventual disposition are less than the carrying amount of the mining project or property, an impairment is recognized based upon the estimated fair value of the mining project or property. Fair value generally is based on the present value of estimated future net cash flows for each mining project or property, considering estimates of proven and probable mineable reserves, future prices, operating costs, capital requirements and reclamation costs.

       INCOME TAXES

       Income taxes are provided in accordance with Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes". A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carryforwards. Deferred tax expenses (benefit) results from the net change during the year of deferred tax assets and liabilities.

       Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

ANGLO-SIERRA RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in United States Dollars)
FEBRUARY 28, 1999

================================================================================


3.     SIGNIFICANT ACCOUNTING POLICIES (cont'd.....)


       REPORTING ON COSTS OF START-UP ACTIVITIES

       In April 1998, the American Institute of Certified Public Accountant's issued Statement of Position 98-5 "Reporting on the Costs of Start-Up Activities" ("SOP 98-5") which provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998 with initial adoption reported as the cumulative effect of a change in accounting principle. The Company does not anticipate that the statement will have a significant impact on its future financial statements.

       LOSS PER SHARE

       Loss per share is computed based on the weighted average number of common shares and common stock equivalents outstanding during each period, unless the common stock equivalents are anti-dilutive. For the year ended February 28, 1999 and the period from incorporation on December 18, 1997 to February 28, 1998, the weighted average number of common shares outstanding were 6,148,117 and 4,144,149, respectively.

4.     SHARE EXCHANGE

       On January 9, 1998, the Company merged with Innovin Inc. ("Innovin") by issuing 2,175,456 common shares of the Company for all of the 2,175,456 issued and outstanding common shares of Innovin. Innovin held as its principal asset 175,456 Series K common shares of STB Corp. Innovin acquired the shares of STB Corp. by exchanging 175,456 of its own common shares for the Series K common shares of STB Corp. Innovin ceased to exist on January 9, 1998.

       For accounting purposes, the share exchange is accounted for as a pooling of interests by combining the net book values of the assets, liabilities and shareholders' equity of the involved companies. The Share Exchange does not result in a revaluation of the net assets and liabilities of the involved companies since there is no overall change in control of the companies involved.

       These financial statements are based on the assumption that the companies were combined for the period since incorporation of the Company on December 18, 1997 to February 28, 1998.

       Summarized results of operations of the separate companies for the period from December 18, 1997 through January 9, 1998, the date of acquisition, are as follows:

================================================================================
                                              Anglo-Sierra
                                                 Resources
                                                     Corp.          Innovin Inc.
--------------------------------------------------------------------------------

Net sales                                     $          -          $          -
Net loss for the period                                  -                     -
================================================================================

ANGLO-SIERRA RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in United States Dollars)
FEBRUARY 28, 1999

=============================================================================================================
4.     SHARE EXCHANGE (cont'd.....)

       The summarized assets and liabilities of the separate companies on January 9, 1998, the date of acquisition, were as follows:

       ======================================================================================================

                                                                                 Anglo-Sierra
                                                                                    Resources
                                                                                        Corp.    Innovin Inc.
       ------------------------------------------------------------------------------------------------------
       Incorporation costs                                                       $      2,545    $      2,544
       Investment                                                                          -              175
       Current liabilities                                                                 -               -
       ======================================================================================================

5.     INCORPORATION COSTS

       ======================================================================================================
                                                                                     1999            1998
       ------------------------------------------------------------------------------------------------------

       Incorporation costs                                                       $      5,310    $      5,310
       Less:  accumulated amortization                                                 (5,310)           (221)
                                                                                 ------------    ------------

                                                                                 $         -     $      5,089
       ======================================================================================================

       During the year ended February 28, 1999, management of the Company determined that incorporation costs provided no future economic benefits and all unamortized incorporation costs were charged to operations.

6.     RESOURCE PROPERTIES

       ======================================================================================================
                                                                                     1999            1998
       ------------------------------------------------------------------------------------------------------

       Gray Copper Property, British Columbia                                    $     21,182    $         -
       North Trout Creek Property, British Columbia                                   139,665              -
                                                                                 ------------    ------------

                                                                                      160,847              -
       Write-off of resource properties                                              (160,847)             -
                                                                                 ------------    ------------

                                                                                 $         -     $         -
       ======================================================================================================


       GRAY COPPER PROPERTY, BRITISH COLUMBIA

       The Company held a 100% interest in the Gray Copper Property located in the Skeena Mining Division,
       British Columbia. The Company acquired the Gray Copper Property by issuing 600,000 common shares valued at $21,182. During the year ended February 28, 1999, management of the Company determined that it would not proceed further with the development of this property, and all costs of acquisition were written-off to operations. The property has subsequently been transferred to a former director for
       $Nil consideration.

ANGLO-SIERRA RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in United States Dollars)
FEBRUARY 28, 1999

================================================================================

6.     RESOURCE PROPERTIES (cont'd.....)


       NORTH TROUT CREEK PROPERTY, BRITISH COLUMBIA

       The Company held a 100% interest in certain claims located in the Similkameen Mining Division, British Columbia. The Company acquired the North Trout Creek Property by paying $9,665 and issuing 800,000 common shares valued at $130,000. During the year ended February 28, 1999, management of the Company determined that it would not proceed further with the development of this property, and all costs of acquisition were written-off to operations. The property has subsequently been transferred to a former director for $Nil consideration.

7.     RELATED PARTY TRANSACTIONS

       During the year ended February 28, 1999, the Company entered into the following transactions with related parties:

       a) Paid or accrued management fees of $79,525 (1998 - $Nil) to a former director or a company controlled by the former director. As at February 28, 1999, $328 of management fees are due to the director.

       b) Paid management fees of $4,930 (1998 - $Nil) to a former director.

       c) Paid consulting fees of $5,016 (1998 - $Nil) to a former director.

       d) Paid $4,762 (1998 - $Nil) for office and travel expenses to a former director or a company controlled by the former director.

       e) Paid $1,317 (1998 - $Nil) for office and travel expenses to a former director.



8. SUPPLEMENTAL DISCLOSURE FOR NON-CASH OPERATING, FINANCING AND INVESTING ACTIVITIES

       Significant non-cash transactions for the year ended February 28, 1999 included:

       a) The Company issuing 600,000 common shares in the amount of $21,182 as consideration for the acquisition of the Gray Copper Property
          (Note 6).

       b) The Company issuing 800,000 common shares in the amount of $130,000 as part consideration for the acquisition of the North Trout Creek Property (Note 6)

       The significant non-cash transaction for the period ended February 28, 1998 consisted of the Company issuing 2,175,456 common shares in the amount of $218 as consideration on the Share Exchange (Note 4).

ANGLO-SIERRA RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in United States Dollars)
FEBRUARY 28, 1999

================================================================================

9.     INCOME TAXES

       The Company's total deferred tax asset at February 28 is as follows:

       ========================================================================
                                                             1999         1998
       ------------------------------------------------------------------------

       Net operating loss carryforward                    $  46,340     $   244
       Valuation allowance                                  (46,340)       (244)
                                                          ---------    --------

                                                          $      -      $    -
       ========================================================================

       The Company has a net operating loss carryforward of approximately $307,305 (1998 - $1,626). The valuation allowance increased to $46,340 from $244 during the period ended February 28, 1999. It is reasonably possible that the Company's estimate of valuation allowance will change.

10.    SUBSEQUENT EVENTS

       The following transactions occurred subsequent to year end:

       a) The Company changed its name on March 15, 1999, from Anglo-Sierra Resources Corp. to Bullet Environmental Technologies, Inc.

       b) On March 15, 1999, the Company consolidated its issued and outstanding common shares on a 50:1 basis.

       c) Pursuant to a private share offering on March 26, 1999, the Company issued 2,000,000 common shares at a price of $0.05 per common share for total proceeds of $100,000.


11.    UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

       The Year 2000 Issue arises because many computerized systems use two digits rather than four digits to identify a year. Date-sensitive systems may incorrectly recognize the Year 2000 as some other date, resulting in errors. The effects of the Year 2000 Issue may be experienced before, on or after January 1, 2000 and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the Company, including those related to the efforts of customers, suppliers or other third parties, will be fully resolved.

                     BULLET ENVIRONMENTAL TECHNOLOGIES, INC.
                     (FORMERLY ANGLO-SIERRA RESOURCES CORP.)
                         (AN EXPLORATION STAGE COMPANY)

                              FINANCIAL STATEMENTS
                      (EXPRESSED IN UNITED STATES DOLLARS)
                      (UNAUDITED - PREPARED BY MANAGEMENT)


                                  MAY 31, 1999

BULLET ENVIRONMENTAL TECHNOLOGIES, INC.
(formerly Anglo-Sierra Resources Corp.)
(An Exploration Stage Company)
BALANCE SHEETS
(Expressed in United States Dollars)
(Unaudited - Prepared by Management)

=================================================================================================================================

                                                                          May 31,              May 31,          February 28,
                                                                             1999                 1998                  1999
---------------------------------------------------------------------------------------------------------------------------------


ASSETS

CURRENT
  Cash and cash equivalents                                          $         96,853      $             -      $          327

INCORPORATION COSTS (Note 5)                                                      -                   5,089                  -

INVESTMENT                                                                        -                     175                  -
                                                                     -------------------   ------------------   -----------------

                                                                     $         96,853      $          5,264     $           327
=================================================================================================================================


LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT
  Bank indebtedness                                                  $            -        $             24     $            -
  Accounts payable and accrued liabilities                           $          2,408      $          7,056     $         1,658
  Due to related party (Note 7)                                                   -                     -                   328
                                                                     -------------------   ------------------   -----------------

                                                                                2,408                 7,080               1,986
                                                                     -------------------   ------------------   -----------------

SHAREHOLDERS' EQUITY
  Capital stock
     Authorized
       30,000,000  common shares, par value of $0.0001
       5,000,000  preference shares, par value of $0.0001
     Issued
       2,150,475 common shares (May 31, 1998 - 5,775,556;
                 February 28, 1999 - 7,523,756)                                   952                   752                 578
     Additional paid-in capital                                               410,347                26,089             310,547
     Deficit accumulated during the exploration stage                        (316,854)              (28,483)           (312,958)
                                                                     -------------------   ------------------   -----------------

                                                                               94,445                (1,816)             (1,659)
                                                                     -------------------   ------------------   -----------------

                                                                     $         96,853      $          5,264     $           327
=================================================================================================================================

BULLET ENVIRONMENTAL TECHNOLOGIES, INC.
(formerly Anglo-Sierra Resources Corp.)
(An Exploration Stage Company)
STATEMENTS OF OPERATIONS
(Expressed in United States Dollars)
(Unaudited - Prepared by Management)

===============================================================================================================================

                                                                              Cumulative
                                                                                    From
                                                                           Incorporation
                                                                                      on
                                                                            December 31,       Three Month       Three Month
                                                                                 1997 to      Period Ended      Period Ended
                                                                                 May 31,           May 31,           May 31,
                                                                                    1999              1999              1998
-------------------------------------------------------------------------------------------------------------------------------


EXPENSES
     Amortization of incorporation costs                              $           5,310   $            -     $            -
     Bank charges                                                                   163                17                 24
     Consulting fees                                                             14,616                -                  -
     Foreign exchange gain                                                       (3,106)              154                 -
     Management fees                                                             84,455                -                  -
     Office and miscellaneous                                                    12,346                -                  -
     Printing                                                                     2,424                -               2,424
     Professional fees                                                           19,698               750                 -
     Rent                                                                         1,437             1,437                 -
     Transfer agent and registrar                                                12,559             1,538              3,227
     Travel                                                                       5,930                -                  -
     Write-off of resource properties (Note 6)                                  160,847                -              21,182
                                                                      -----------------   ---------------    ---------------


LOSS BEFORE OTHER ITEM                                                         (316,679)           (3,896)           (26,857)
                                                                      -----------------   ---------------    ---------------


OTHER ITEM
     Write-off of investments                                                      (175)               -                  -
                                                                      -----------------   ---------------    ---------------


LOSS FOR THE PERIOD                                                   $        (316,854)  $        (3,896)   $       (26,857)
============================================================================================================================


LOSS PER SHARE                                                        $           (0.03)  $         (0.05)   $         (0.01)
============================================================================================================================

BULLET ENVIRONMENTAL TECHNOLOGIES, INC.
(formerly Anglo-Sierra Resources Corp.)
(An Exploration Stage Company)
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Expressed in United States Dollars)
(Unaudited - Prepared by Management)
PERIOD FROM INCORPORATION ON DECEMBER 18, 1997 TO MAY 31, 1999

=============================================================================================================================

                                                                                                   Deficit
                                                                                               Accumulated
                                                 Number of                     Additional       During the
                                                    Common                        Paid-in      Exploration
                                                    Shares          Amount        Capital            Stage            Total
-----------------------------------------------------------------------------------------------------------------------------


INCEPTION, DECEMBER 18, 1997                            -     $         -    $        -      $         -      $         -

Shares issued for cash                           3,000,100             500          4,810              -              5,310

Share exchange with Innovin Inc.                 2,175,456              18            157              -                175

Loss for the period                                     -               -             -             (1,626)          (1,626)
                                              ------------    ------------   ------------    -------------    -------------

BALANCE AT FEBRUARY 28, 1998                     5,175,556             518          4,967           (1,626)           3,859

Shares issued for resource properties            1,400,000             140        151,042              -            151,182

Shares issued for cash                             948,200              94        154,538              -            154,632

Loss for the period                                     -               -             -           (311,332)        (311,332)
                                              ------------    ------------   ------------    -------------    -------------

BALANCE AT FEBRUARY 28, 1999                     7,523,756    $        752   $    310,547    $    (312,958)   $      (1,659)
=============================================================================================================================


BALANCE AT FEBRUARY 28, 1998                     5,175,556    $        518   $      4,967    $      (1,626)   $       3,859

Shares issued for cash                             600,000              60         21,122              -             21,182

Loss for the period                                     -               -             -            (26,857)         (26,857)
                                              ------------    ------------   ------------    -------------    -------------

BALANCE AT MAY 31, 1998                          5,775,556    $        578   $     26,089    $     (28,483)   $      (1,816)
=============================================================================================================================


BALANCE AT FEBRUARY 28, 1999                     7,523,756    $        752   $    310,547    $    (312,958)   $      (1,659)

Stock consolidation (50 for 1)                  (7,373,281)             -             -                -                -

Shares issued for cash                           2,000,000             200         99,800              -            100,000

Loss for the period                                     -               -             -             (3,896)          (3,896)
                                              ------------    ------------   ------------    -------------    -------------

BALANCE AT MAY 31, 1999                          2,150,475    $        952   $    410,347    $    (316,854)   $      94,445
============================================================================================================================

BULLET ENVIRONMENTAL TECHNOLOGIES, INC.
(formerly Anglo-Sierra Resources Corp.)
(An Exploration Stage Company)
STATEMENTS OF CASH FLOWS
(Expressed in United States Dollars)
(Unaudited - Prepared by Management)

===============================================================================================================================
                                                                           Cumulative
                                                                                 From
                                                                        Incorporation
                                                                                   on
                                                                         December 31,         Three Month       Three Month
                                                                              1997 to        Period Ended      Period Ended
                                                                              May 31,             May 31,           May 31,
                                                                                 1999                1999              1998
------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES
     Loss for the period                                           $       (316,854)   $          (3,896)  $         (26,857)
     Adjustments to reconcile loss to net cash
       used in operating activities:
         Amortization of incorporation costs                                  5,310                   -                   -
         Write-off of resource properties                                   160,847                   -               21,182
         Write-off of investment                                                175                   -                   -

     Changes in other operating assets and liabilities
         Increase in accounts payable                                         2,408                  750               5,651
         Increase in due to related party                                        -                  (328)                 -
                                                                   ----------------    -----------------   -----------------

     Net cash used in operating activities                                 (148,114)              (3,474)                (24)
                                                                   ----------------    -----------------   -----------------

CASH FLOWS FROM INVESTING ACTIVITIES
     Expenditures on incorporation costs                                     (5,310)                  -                   -
     Acquisition of resource property                                        (9,665)                  -               21,182
                                                                   ----------------    -----------------   -----------------

     Net cash used in investing activities                                  (14,975)                  -              (21,182)
                                                                   ----------------    -----------------   -----------------

CASH FLOWS FROM FINANCING ACTIVITY
     Issuance of capital stock for cash                                      259,942             100,000              21,182
                                                                   -----------------   -----------------   -----------------


CHANGE IN CASH AND CASH EQUIVALENTS DURING THE PERIOD                         96,853              96,526                 (24)


CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                                    -                  327                  -
                                                                   -----------------   -----------------   -----------------


CASH AND CASH EQUIVALENTS, END OF PERIOD                           $          96,853   $          96,853   $             (24)
==============================================================================================================================


CASH PAID DURING THE YEAR FOR:
     Interest expense                                              $              -    $              -    $              -
     Income taxes                                                                 -                   -                   -
==============================================================================================================================

SUPPLEMENTAL DISCLOSURE FOR NON-CASH OPERATING, FINANCING AND INVESTING
ACTIVITIES